UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007            File No.    0-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated July 25, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: July 25, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

FOR RELEASE:

 July 25, 2007

Dejour Expands E&P Activity in Canada’s Peace River Arch

July 25, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (Amex: “DEJ”, TSX-V: “DEJ” and Frankfurt: “D5R”)  In February 2007, Dejour drilled two discovery wells on 1500 acres of crown leases next to the Drake gas field. These wells will be completed for production at an estimated combined 1.75mmcf/day at first access prior to year end. Dejour holds 100% working interest (WI) before payout of all costs (60% WI after payout) of these wells.

(Please refer to test results released in Company News Release dated April 09, 2007).

Now, in July 2007, Dejour has successfully purchased through crown auction, 100% WI interest in 2100 additional acres associated with these discoveries at a cost of CDN $566,000.

Plans have been formulated to execute an exciting E&P program on these Drake area lands, which will see an estimated CDN $850,000 of new 2D and 3D seismic, the re-entering of two existing well bores, the drilling of seven new wells and the completion and tie in of a total of eleven (11) wells to multiple productive sands by March-April of 2008.

The Dejour Alberta E&P team, headed by President and COO Charles Dove, Professional Geophysicist, estimates that this program is prospective for the development of a resource in excess of 18 billion cubic feet (Bcf) natural gas (14 Bcf net to the Company) targeting Dejour’s share of initial production from this program at 14 million cubic feet of natural gas per day (Mmcf/d). This estimate is based on existing wells in the area drilled into similar prospects. The classification is pursuant to NI 51-101 requirements (See below).

Total remaining budget of this operation plan will approximate CDN $9 million (in addition to expenditures to date of almost CDN$ 2 million), including all land and seismic costs. This represents an un-risked finding/development cost of less than $1 per thousand cubic feet (Mcf).

Drake is one of 14 exploration projects currently of interest to Dejour in the Peace River Arch area, where company plans include exposure to discovery in almost 45,000 acres of oil and gas lands with an average working interest between 25 and 30% after payout.

To assist Dejour in the timely execution of these E&P programs, Dejour Alberta has expanded  the company’s Calgary office and retained the services of a Professional Engineer and a Landman to augment the management team of the Drake development, including the timely land, legal and budgetary requirements of the Drake operation and accelerate activity on other company projects. Both individuals are pedigreed professionals with a combined 40 plus years experience focused on managing E&P programs in the Alberta/BC hydrocarbon basins.

Elsewhere in the Peace River Arch project area, Dejour is preparing to complete the testing and tie-in of its 30% owned Saddle Hills discovery into pipe by the end of August, 2007. A first offset well to this discovery will follow shortly. At least four additional projects (including the 90% WI Cecil property, where seismic data has been purchased and is currently being evaluated) are contemplated to be drilled during Q3-4 2007. Dejour continues to request that lands be posted for sale by the B.C. and Alberta governments to open new prospects in the Peace River Arch area for future drilling.

Charles Dove, Professional Geophysicist is the qualified person for this news release.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration with a significant indirect investment in uranium discovery.  The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 290,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium, Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprised of 39,000 gross acres. The Company is listed on the TSX Venture Exchange (DEJ), AMEX (DEJ), and Frankfurt (D5R). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

About the Canadian Oil & Gas Handbook (COGE)

“Prospective resources” as defined in the COGE Handbook are:  “those quantities of oil and gas estimated on a given date to be potentially recoverable from undiscovered accumulations. If discovered they would be technically and economically viable to recover”.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com